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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Sangamo Biosciences, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    800677106
                                 (CUSIP Number)

                                December 31, 2002
                ------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [X]    Rule 13d-1(c)
                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

CUSIP NO.   800677106

1.       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO'S. OF ABOVE PERSONS (ENTITIES ONLY).

                  Stephens Group, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

3.       SEC USE ONLY ________________________________________________

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Arkansas, USA

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       SOLE VOTING POWER                            1,587,783

6.       SHARED VOTING POWER                             28,290
7.       SOLE DISPOSITIVE POWER                       1,587,783

8.       SHARED DISPOSITIVE POWER                        28,290

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                        1,616,073

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                            [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (9)                                           6.6%

12.      TYPE OF REPORTING PERSON                            HC





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                                  SCHEDULE 13G

CUSIP NO.   800677106

1.       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO'S. OF ABOVE PERSONS (ENTITIES ONLY).

                  Stephens-Sangamo Biosciences, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

3.       SEC USE ONLY ________________________________________________


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Arkansas, USA

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       SOLE VOTING POWER                            1,587,783

6.       SHARED VOTING POWER                                -0-
7.       SOLE DISPOSITIVE POWER                       1,587,783

8.       SHARED DISPOSITIVE POWER                           -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                        1,587,783

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                            [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (9)                                           6.5%

12.      TYPE OF REPORTING PERSON                            OO






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CUSIP NO.  800677106

ITEM 1.
         (a)      Name of Issuer:   Sangamo Biosciences, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                           501 Canal Boulevard, Suite A100
                           Richmond, CA  94804

ITEM 2.
         (a)      Name of Person Filing:    Stephens Group, Inc.
                                            Stephens-Sangamo Biosciences, LLC

         (b)      Address of Principal Business Office or, if none, Residence

                           111 Center Street
                           Little Rock, Arkansas  72201

         (c)      Citizenship:      Arkansas, USA

         (d)      Title of Class of Securities:      Common Stock

         (e)      CUSIP Number:  800677106


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b), OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
                  A:   NA



ITEM 4. OWNERSHIP. PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

(a)      Amount beneficially owned:                                    1,616,073

(b)      Percent of class:                                                  6.6%

(c)      Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote:               1,587,783

         (ii)  Shared power to vote or to direct the vote:                28,290

         (iii) Sole power to dispose or to direct the disposition of:  1,587,783

         (iv)  Shared power to dispose or to direct the disposition of:   28,290



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ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  N/A

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         Stephens-Sangamo Biosciences, LLC is an investment LLC of which Stephens Group, Inc. is the manager. Stephens Group, Inc. and the following individuals and entities are members of the LLC:

Warren A. Stephens Trust UID 9/30/87
Harriet Calhoun Stephens Trust UID 3/22/84
Warren A. Stephens Grantor Trust UID 9/30/87
Grandchild's Trust #2
Bess C. Stephens Family Trust UID 1/4/85
W. R. Stephens, Jr. Revocable Trust UID 2/19/93
W. R. Stephens, Jr. Children's Trust UID 3/1/95
MAM Holdings, International, Inc.
Pamela Diane Stephens Trust One UID 4/10/92
Stephens Investment Partners III LLC
Jacoby Enterprises, Inc.
J and J Partners
Curtis F. Bradbury
Douglas H. Martin
Douglas H. Martin IRA
Martin Family Partnership III
C. Ray Gash IRA
Robert L. Schulte
K. Rick Turner
K. Rick Turner IRA
Robert Janes
Jackson Farrow Jr. IRA
William S. Walker
Gordon & Amanda Grender, jtwros
Andrew Stafford-Deitsch
Steve Goldman
Frank Lorge
Berry Summerour
Jason Zhang

         The number of shares reported as being owned by Stephens Group, Inc. also includes the ownership by Stephens Inc., its second-tier subsidiary, of 200 shares of the common stock of Sangamo Biosciences, Inc. ("SGMO") for its own account and 28,090 shares held in discretionary



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accounts for clients. In addition to the shares reported in Item 4, principals of Stephens Group, Inc. own 235,212 shares of SGMO common stock. Stephens Group, Inc. has no voting power or dispositive power over such shares and disclaims beneficial ownership of these shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP  N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP  N/A


ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 14, 2003
                                       -----------------
                                       Date


                                       Stephens Group, Inc.
                                                and
                                       Stephens-Sangamo Biosciences, LLC


                                       By: /s/ David A. Knight
                                           ----------------------
                                       David A. Knight
                                       Vice President of Stephens Group, Inc.